22003451

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50509

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 0 1 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AUSTIN ATLANTIC CAPITAL INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 ALHAMBRA PLAZA, SUITE 100

(No. and Street)

CORAL GABLES	FL	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

AARON RODRIGUEZ	(305) 677 - 7534	arodriguez@austinatlantic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB GRAVIER, LLP

(Name – if individual, state last, first, and middle name)

396 ALHAMBRA CIRCLE, SUITE 900	CORAL GABLES	FL	33134
(Address)	(City)	(State)	(Zip Code)

09/01/2009	#3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, AARON RODRIGUEZ, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AUSTIN ATLANTIC CAPITAL INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SILVIO LACAYO
Notary Public - State of Florida
Commission # GG 948343
My Comm. Expires Jan 16, 2024
Bonded through National Notary Assn.

Notary Public

Signature:

Title: EVP & CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUSTIN ATLANTIC CAPITAL INC.
Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2021
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2021

CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Atlantic Capital, Inc. as of December 31, 2021, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Austin Atlantic Capital, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Austin Atlantic Capital, Inc.'s management. Our responsibility is to express an opinion on Austin Atlantic Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Austin Atlantic Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Austin Atlantic Capital, Inc.'s financial statements.

The supplemental information is the responsibility of Austin Atlantic Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Austin Atlantic Capital, Inc.'s auditor since 2016.

Coral Gables, Florida

February 23, 2022

AUSTIN ATLANTIC CAPITAL INC.

Statement of Financial Condition

As of December 31, 2021

	2021
ASSETS	
Cash and cash equivalents	$423,565
Receivables:	
Mutual fund distribution fees	9,820
Other receivables	10,620
Prepaid expenses	1,533
Total assets	**$ 445,538**
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Austin Atlantic Inc.	$21,963
Accrued expenses and account payables	14,930
Total liabilities	36,893
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,639,144
Accumulated deficit	(4,231,499)
Total Shareholder's equity	408,645
Total liabilities and shareholder's equity	**$ 445,538**

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Operations
For the year ended December 31, 2021

	2021
Revenues	
Mutual fund distribution fees	$114,129
Revenue shared from AAAMCO	395,015
Loan brokerage fees	137,495
Referral fees	205,755
Trailers and other revenues	69,683
Total revenues	922,077
Expenses	
Compensation	483,879
Distribution and referral expenses	142,883
Occupancy	12,891
Telecommunications and data processing	9,678
Professional fees	74,603
Travel and entertainment	1,365
Regulatory expenses	30,172
Other expenses	7,536
Total expenses	763,007
Net Income	$ 159,070

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Changes in Shareholder's Equity
For the year ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2021	$ 1,000	$ 4,639,144	$ (4,390,569)	$ 249,575
Net Income			159,070	159,070
Balance at December 31, 2021	$ 1,000	$ 4,639,144	$ (4,231,499)	$ 408,645

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.

Statement of Cash Flows

For the year ended December 31, 2021

		2021
Cash flows from operating activities		
Net Income	$	159,070
Adjustments to reconcile net Income to net cash provided by operating activities:		
Changes in assets and liabilities		
Receivables		
Mutual fund distribution fees		(1,732)
Other receivables		15,691
Prepaid expenses		673
Payables		
Due to Austin Atlantic Inc.		(28,757)
Accrued expenses and account payables		4,643
Total adjustments		(9,482)
Net cash provided by operating activities		149,588
Net provided in cash and cash equivalents		149,588
Cash and cash equivalents at beginning of year		273,977
Cash and cash equivalents at end of year	$	423,565

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Atlantic Capital Inc. ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Austin Atlantic Inc. ("AAI" or "Parent Company"). The firm operates as the distributor of various registered investment companies, including those managed and advised by an affiliate (Austin Atlantic Asset Management Company or "AAAMCO"), acts as agent for the purchase and sale of loans, and refers parties for financing agreements between them and AAAMCO.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable are generated in the normal course of business. The firm collects these receivables usually in less than 90 days. No allowance for loss is recorded as it is deemed unnecessary and is in accordance with ASC 326-20.

Revenue from Contracts with Customers: The Firm follows the Accounting Standards Update ("ASU") 606 on revenue recognition, which was issued by the Financial Accounting Standards Board ("FASB"). This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenues are analyzed to determine whether the Firm is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the transactions with its customers.

The firm intermediates as agent for the purchase and sale of loans from and to its clients, activity for which it receives a placement or referral fee. Income is recognized once the transactions between the parties has closed satisfying the Firm's performance obligation.

The Firm distributes as agent mutual funds and earns a distribution fee or trailer as long as the customer maintains its purchased fund balances. Income is recognized for the periods for which such balances are held, which satisfies the Firm's performance obligation.

The Firm refers as agent funding sources to a customer (see Note 7) earning a referral fee. Income is recognized in the period when the funding sources are used, satisfying the Firm's performance obligation.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2021, the firm has concentration of credit risk with depository institutions of the United States in the form of a bank account with balance over the excess of the FDIC insured amount of $250,000. Management believes there is no significant risk of loss or counterparty risks on this balance.

Income Taxes: AAI is a subchapter S corporation, and the firm is a wholly owned subsidiary of AAI. Therefore, the firm is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The firm is not taxed at the corporate level and as such records no tax related assets, expenses, or liabilities. In addition, the firm evaluated ASC740 and determined that it had no financial impact from its implementation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2021 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the firm are conducted in facilities and by some personnel shared with AAI and certain of its affiliates. As such, the firm can incur in fees to AAI for overhead and administrative expenses used by the firm in conducting its business activities. Such expenses allocated to the firm include actual expenses used by and paid on behalf of the firm as determined by AAI. At December 31, 2021, the payable to AAI for allocations and operating expenses amounted to $21,963 and the 2021 expenses allocated totaled approximately $640,299.

The firm maintains a bank account with an affiliated bank. At December 31, 2021, cash and cash equivalents at affiliated entities amounted to $11,920.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents can include liquid investments with short-term maturities. The Firm may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

NOTE 5 - MUTUAL FUND DISTRIBUTION FEES

The firm has distribution agreements with various registered investment companies. One of the Firm's distribution agreement is with the Asset Management Fund, Inc., an institutional mutual fund managed and advised by AAAMCO, provides that the firm receive payments based upon a percentage of each portfolio's average daily net assets. As of December 31, 2021 total fees earned were $114,129 and fees receivable totaled $9,820.

In addition, the firm entered into an agreement with AAAMCO to receive a share of AAAMCO revenues to cover some incentive pay for shared employees. At December 31, 2021, the revenue transfer totaled $395,015.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

NOTE 6 – FAIR VALUE (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2021 the Firm's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2021.

NOTE 7 – REVENUES CONCENTRATION

The firm has three main lines of business that account for majority of its revenues. One of these business lines (referral fees) rely on a single customer source, and as such would terminate if the customer relationship ends. In addition, the Company received shared revenues from AAAMCO (see Note 5), and such revenues can also terminate upon notice from the affiliate.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the firm is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $25,000. At December 31, 2021, the Firm's net capital was $386,672 while its required net capital was $25,000, and its ratio of aggregate indebtedness to net capital was 0.0954 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 - CORONAVIRUS

The outbreaks of the coronavirus had no adverse impact on the Firm financial condition or results of operations, so no future periods impact is expected.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification ("ASC") 855 the Firm has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 23, 2022, which is the date the financial statements were available to be issued and determined that there were no significant items affecting the accompanying financial statements that required such recognition or disclosure.

SUPPLEMENTARY INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2021

Total Stockholder's equity	$ 408,645
Deductions and charges	
Cash balances deposited in CRD	1,154
Prepaid Fidelity Bond	379
Mutual fund distribution fees receivables	9,820
Receivables from non-customers and other assets	10,620
Total non-allowable assets	21,973
Net capital before haircuts on securities	386,672
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 386,672
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 36,893
Aggregate indebtedness to net capital	9.54%
Computation of basic net capital requirement	
Minimum net capital required	25,000
Net capital	$ 386,672
Excess net capital	$ 361,672
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 356,672

There were no differences between the amounts presented above and the amounts presented in the firm's December 31, 2021 FOCUS Part II filings submitted on January 26, 2022.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Austin Atlantic Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Austin Atlantic Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Austin Atlantic Capital, Inc. stated that Austin Atlantic Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Austin Atlantic Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 23, 2022

AUSTIN ATLANTIC
CAPITAL, INC.

Austin Atlantic Capital Inc. Exemption Report

Austin Atlantic Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 *(k)*(1) throughout the most recent fiscal year without exception.

Austin Atlantic Capital Inc.
[Name of Company]

We, Rodger D. Shay Jr. (President) and Aaron Rodriguez (Chief Financial Officer), swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President

By: ______________________
Title: Chief Financial Officer

February 23, 2022.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Austin Atlantic Capital, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

HLB Gravier, LLP

Coral Gables, Florida

February 23, 2022